EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2011	2010	2009	2008	2007
EARNINGS

Income before income taxes*	$6,031	$5,755	$4,632	$5,108	$6,115

Add:

Interest expense (including amortization of capitalized interest	206	220	236	231	229

Interest component of the ESOP benefit expense	—	—	1	3	5

Portion of rent under operating leases representative of the interest component	85	81	76	77	70

Less:
Equity in undistributed income of 20-50% owned companies	4	4	4	6	5

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$6,318	$6,052	$4,941	$5,413	$6,414

FIXED CHARGES

Interest on debt (including capitalized interest)	206	218	246	243	235

Interest component of the ESOP benefit expense	—	—	1	3	5

Portion of rent under operating leases representative of the interest component	85	81	76	77	70

TOTAL FIXED CHARGES	$291	$299	$323	$323	$310

RATIO OF EARNINGS TO FIXED CHARGES	21.7	20.2	15.3	16.8	20.7

*                 2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities.